26th Floor, Gloucester Tower
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15 Queen’s Road Central
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Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

October 20, 2016

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Trina Solar Limited
Amended Schedule 13E-3
Filed September 30, 2016 by Trina Solar Limited, et. al.
File No. 005-82526

Dear Mr. Duchovny:

On behalf of Trina Solar Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 7, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-82526 (the “Amendment No. 1”) filed on September 30, 2016 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Second Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2 and the Second Revised Proxy Statement indicating changes against the Amendment No. 1 and the proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

PARTNERS:   Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Derek Ka-Wei Poon1,3 | Jesse D. Sheley | Arthur K.H. Tso | Dominic W.L. Tsun1,3 | Li Chien Wong | Judy W.C. Yam | David Yun3

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Daniel R. Lindsey3 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | Wenchen Tang1 | Xiaoyao Yin1 | David Zhang1

ADMITTED IN:   1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing  Chicago  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Fortune Solar Holdings Limited, Red Viburnum Company Limited, Mr. Jifan Gao, Ms. Chunyan Wu, Wonder World Limited, Jiangsu Panji Investment Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd., Liuan Xinshi Asset Management Co., Ltd., Changzhou Ruitai Venture Investment Management Co., Ltd. and Mr. Li Zhu, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2, which has been amended in response to the Staff’s comments.

Proxy Statement

Summary Term Sheet, page 1

1.                                      We note the revisions made in response to prior comment 3. Please revise this disclosure further to shorten it more.

In response to the Staff’s comment, the Company has further shortened the section entitled “Summary Term Sheet” and the section titled “Questions and Answers About the Extraordinary General Meeting and the Merger.”

2.                                      We reissue prior comment 4 as we are unable to locate any revised disclosure.

In response to the Staff’s comment, the Company has updated disclosure on page 6 to the Second Revised Proxy Statement.

3.                                      Revise pages 2 and 3 to disclose who owns the remaining 60% of Liuan and who owns the remaining 55% of Ruitai.

In response to the Staff’s comment, the Company has updated the disclosure on page 3 to the Second Revised Proxy Statement.

Special Factors

Background of the Merger, page 21

4.                                      Revise this section to describe how and why Ruitai came to be involved in the transaction.

In response to the Staff’s comment, the Company has updated the disclosure on page 30 to the Second Revised Proxy Statement.

5.                                      We note that you deleted the disclosure referenced in prior comment 7 in response to our comment. Please confirm that the Proposal Letter did not include the deleted language. Alternatively, re-insert the deleted language and respond to our prior comment.

In response to the Staff’s comment, the Company has updated the disclosure on page 18 to the Second Revised Proxy Statement.

We respectfully advise the Staff that the Buyer Group’s statement that it did not intend to sell its shares to a third party in the Proposal Letter is a factual statement reflecting the Buyer Group’s position with respect to the shares it beneficially owns. This statement was not intended to exert any influence over how the Special Committee would evaluate the Proposal. Each of the Buyer Group and the Special Committee noted that the approximately 5.5% of Shares the Buyer Group beneficially owns does not give the Buyer Group any decisive voting power or veto power over any ordinary or special resolutions that the Company’s shareholders may propose.

Reasons for the Merger and Recommendation of the Special Committee and the Company’s Board of Directors, page 33

6.                                      Revise the first paragraph in this section to describe the opportunities the board and management believed were available and to explain what specifically about the “current condition of the U.S. stock market” led the special committee and the board to conclude that the current transaction price is fair.

In response to the Staff’s comment, the Company has updated disclosure on page 31 to the Second Revised Proxy Statement.

7.                                      Revise the first bullet point on page 35 to describe the specific knowledge and understanding of the company and the industry the special committee possessed.

In response to the Staff’s comment, the Company has updated disclosure on page 32 to the Second Revised Proxy Statement.

8.                                      We reisssue prior comment 12. The Citi opinion is addressed to a group of security holders that includes affiliates of the company. Thus, any person relying on the Citi opinion to make its fairness determination as to unaffiliated security holders must explain how it can rely on that opinion when the filing person must address a different and narrower group of security holders.

In response to the Staff’s comment, the Company has updated disclosure on page 32 to the Second Revised Proxy Statement.

Buyer Group’s Purpose of and Reasons for the Merger, page 54

9.                                      We reissue prior comment 14.

In response to the Staff’s comment, the Company has updated the disclosure on page 52 to the Second Revised Proxy Statement.

Certain Financial Projections, page 44

10.                               We reissue prior comment 16. To the extent you are concerned about confusing or misleading security holders, you may include an explanation of how the circumstances changed between the preparation of the original and final projections.

In response to the Staff’s comment, the Company has updated disclosure from pages 41 to 45 to the Second Revised Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318 or Jesse Sheley at (852) 3761-3344.

Very truly yours,

/s/ David T. Zhang

David T. Zhang
of Kirkland & Ellis

cc:	Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP